SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 28, 2005 (GRUPO TMM REPORTS SECOND-QUARTER AND FIRST-HALF 2005 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Second-Quarter 2005 .

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Philip Kranz (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-525-55-629-8778	(pkranz@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708
(brad.skinner@tmm.com.mx)	011-525-55-442-4948

(mp@proa.structura.com.mx)

GRUPO TMM REPORTS SECOND-QUARTER AND FIRST-HALF 2005
FINANCIAL RESULTS

 •  Two new five-year charter contracts for product tankers with Pemex will provide an additional $97 million in revenue during their terms
 •  Plan to increase owned offshore supply ship vessels underway

(Mexico City, July 28, 2005) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican multi-modal transportation and logistics company, reported a loss of $0.21 per share for the second quarter of 2005 compared to a loss of $0.26 per share a year ago, and earnings of $2.53 per share for the first six months of 2005 compared to a loss of $0.42 per share in the same period of last year.

TMM reported the following results for the second quarter:
     •  Revenue of $75.7 million, up 21.9 percent from $62.1 million the previous year
     •  Operating income of $0.07 million, down from $2.5 million a year ago
     •  Operating margin of 0.1 percent, down 3.9 percentage points from the previous year
     •  Net loss of $11.7 million, down from a net loss after discontinuing operations of $14.7 million the previous year

TMM reported the following results for the first six months:
     •  Revenue of $140.2 million, up 19.0 percent from $117.8 million the previous year
     •  Operating income of $1.2 million, down from $2.5 million a year ago
     •  Operating margin of 0.9 percent, down 1.2 percentage points from the previous year
     •  Net income after discontinuing operations of $144.0 million, up from a net loss after discontinuing operations of $23.8 million the previous year. Net income after discontinuing operations for the first six months of 2005 included a gain on the sale of the Company’s interest in Grupo TFM to Kansas City Southern of $176.4 million net of income taxes

The Company improved its financial performance with the reduction of $140 million of financial obligations in mid-May, lowering interest costs by $14.9 million per year. Additionally, shareholder equity improved by $144.0 million in the first six months of 2005.

Net financial expenses decreased by 16.4 percent, or $2.5 million, in the second quarter of 2005 and increased by 23.4 percent, or $6.8 million, in the first six months of 2005 compared to the same periods last year. The decrease in the second quarter was mainly due to the reduction of $140 million in financial obligations mid quarter. The increase in the six-month period was mainly attributable to higher interest costs from the Company’s 2007 bonds, to additional amortized expenses of $5.2 million related to the Company’s retired securitization program, and to amortization of restructuring expenses for the Company’s 2007 bonds of $10.6 million.

SG&A increased by $0.6 million in the second quarter of 2005 compared to the 2004 period and included $0.3 million of corporate restructuring expenses. SG&A increased by $0.4 million in the first six months of 2005 compared to the same period last year and included corporate restructuring expenses of $0.7 million.

Javier Segovia, president of Grupo TMM, said, “As we stated last quarter, our focus this year is to improve the value of the Company for all stakeholders. By developing our operations and growing our businesses, we will provide greater value for our investors through reduced debt and increased cash flow. Based on the events described below, we estimate full-year 2005 and 2006 EBITDA to be $32.9 million and $75.7 million respectively.

“We described a number of opportunities in the first quarter and accomplished many of them during the second quarter. We expect to complete other opportunities during the third and fourth quarters, as we are committed to doing what we say we are going to do.

“In that regard, we had success in the first six months of 2005 growing existing TMM businesses and exploring ways to expand our operations. At Specialized Maritime, we won bids for two five-year charter contracts for product tankers with Pemex, which will provide $97 million in revenue during their terms. Both tankers were put into service during July. These contracts have been used to finance the purchase of the vessels needed to service the long-term contracts. We anticipate bidding on additional product tanker contracts for Pemex as they are offered. We expect these additional contracts to be presented in the third and fourth quarters and believe we will devise competitive positions in this bidding process. As we’ve stated previously, the Mexican Navigation Law reserves first preference for intra-Mexican cabotage movements to Mexican owned and flagged vessels.

“Additionally, we have set in motion a plan to purchase five previously leased supply vessels through their contracted revenue with Pemex, which are set to close during the third quarter. We expect to purchase additional supply vessels throughout the fourth quarter. The purchase of these five previously leased vessels will improve TMM’s EBITDA run rate by $9.9 million on an annualized basis with the mix of current rates.

“As we announced last quarter,“ Segovia continued,“We plan to participate in new opportunities for our Port division as they become available. We are pleased that second quarter port traffic volume substantially improved.

“Because of the recent sale of TFM to Kansas City Southern, our Logistics business is adjusting to changes in its focus, which are impacting results in the short term. Results have been influenced by three factors. First, inter-company settlement issues have included an adjustment in rail rates for certain movements related to services provided to Ford, thus impacting service factors and temporarily affecting costs. Second, during the second quarter, a bid at the Ford Hermosillo plant lost to Ferromex in June added to employee termination costs and a reduction in revenue going forward. Finally, the Intermodal division has increased its use of trucks on certain traffic lanes due to changes in TFM’s intra-Mexican schedules. The division has not been able to pass these cost and revenue changes on to its customers.

“However, we remain confident in the future of our Logistics division,“ Segovia continued. “Even though this division’s capital has been constrained during the last three to four years, its brand name and customer loyalty have remained strong. As TMM’s free cash flow improves, the Logistics division will be able to make capital improvements that will make it a viable standalone third party-four party provider, no longer tied to the procedures of the railroad or to ships, and offering significant value to our stakeholders.

“As a part of the Logistics division’s transition process and in support of our current management, TMM has asked Juan Vergara, formerly TFM`s human resource director, and Brad Skinner, who was instrumental in the start up of TFM and who in recent years has led our investor relations function, to help design a bold new future for the Logistics division. Juan possesses significant experience at Ford and other multinational companies, and Brad has held significant positions throughout his career in trucking, logistics, and rail companies in the United States.”

Segovia concluded,“We also continue in our efforts to improve our balance sheet in order to create a financial structure that will support the Company`s new growth objectives and add significantly to shareholder value. We are in the process of designing programs for the best use of our Kansas City Southern stock with an intention of streamlining our debt profile, and will announce additional details as they are finalized.

“Finally, we have continued to work with Kansas City Southern for the completion of a VAT-Put settlement with the Mexican government. We remain confident of the positive outcome consistent with our previous announcements. Our Ports, Logistics and Specialized Maritime operations continue to grow in niches that are unique and profitable, improving operating earnings.”

SEGMENT RESULTS
Specialized Maritime
In the second quarter, Specialized Maritime reported:
     •  Revenue of $42.7 million, up 24.5 percent from last year’s $34.3 million
     •  Operating income of $4.7 million, up from $4.3 million a year ago
     •  Operating margin of 11.0 percent, down 1.5 percentage points from the previous year
In the first six months, Specialized Maritime reported:
     •  Revenue of $72.6 million, up 15.6 percent from last year’s $ 62.8 million
     •  Operating income of $7.8 million, up from $7.4 million a year ago
     •  Operating margin of 10.7 percent, down 1.1 percentage points from the previous year

In product tankers, revenues increased by 130.0 percent, or $8.5 million, in the second quarter and by 84.8 percent, or $9.6 million, in the first six months of 2005 compared to the same periods last year. Gross profit increased by $1.8 million in the second quarter compared to the second quarter of 2004. At the end of the first six months of 2005, the division operated four short-term product tanker contracts with Pemex, which significantly increased revenue in this segment. Results were also positively impacted by the purchase of product tankers described earlier, which will also improve third quarter results.

Parcel tankers revenues increased 3.6 percent and 2.5 percent in the second quarter and first six months of 2005 respectively. Parcel tankers results in the second quarter were negatively impacted by a 57 percent fuel price increase compared to the same period last year and by cargo mix, which increased the average trip time, raising costs and reducing margins. Had parcel tankers not been impacted by these issues, operating margin would have been 1.3 percent higher than last year’s results. A fuel surcharge program has been implemented and should begin to improve results in this segment.

Tugboat revenues increased 14.2 percent and 6.4 percent in the second quarter and first six months of 2005 respectively, influenced by increased vessel calls at the Port of Manzanillo during the second quarter and by the appreciation of the peso versus the dollar. These revenue increases were partially offset by decreased revenues in supply vessels, impacting this business by $0.5 million in the first six months of 2005.

Ports and Terminals
For the second quarter, Ports and Terminals reported:
     •  Revenue of $8.6 million, up 43.3 percent from last year’s $6.0 million
     •  Operating income of $0.1 million, up from $0.04 million a year ago
     •  Operating margin of 1.6 percent, up 1.0 percentage points from the previous year

For the first six months, Ports and Terminals reported:
     •  Revenue of $17.5 million, up 53.5 percent from last year’s $11.4 million
     •  Operating income of $1.0 million, up from $0.03 million a year ago
     •  Operating margin of 5.7 percent, up 5.5 percentage points from the previous year

Revenue at Acapulco increased 26.3 percent and 66.0 percent in the second quarter and in the first six months of 2005 respectively compared to the same periods last year. These revenue increases were mainly due to an 18.9 percent increase in cruise ship revenue through agreements with Carnival and Norwegian Cruise Lines in the second quarter of 2005. Passenger traffic increased over 100 percent in the first six months of 2005 compared to last year, from 75,315 to 153,610 passengers. New signed agreements with cruise line companies over and above those mentioned above will continue to add to operating profits and revenue.

Car handling revenues increased 43.9 percent in the first six months of 2005 compared to last year, as car movements, mainly for Volkswagen and Nissan, increased 27 percent. Shipping agency revenues significantly increased in the first six months of the year as the division serviced 400 calls in the first six months of 2005 compared to 256 calls in the same period last year. The Company initiated shipping agency operations at Cozumel and Progreso during the first six months of 2005, which totaled 67 calls.

Logistics
In the second quarter, Logistics reported:
     •  Revenue of $24.4 million, up 10.9 percent from last year’s $22.0 million
     •  Operating loss of $0.7 million down from a profit of $1.8 million a year ago
     •  Operating margin loss of 3.0 percent, down 11.3 percentage points from the previous year

In the first six months, Logistics reported:
     •  Revenue of $50.2 million, up 13.8 percent from last year’s $44.1 million
     •  Operating income of $0.6 million down from $3.1 million a year ago
     •  Operating margin of 1.2 percent, down 5.9 percentage points from the previous year

As indicated above, the Logistics division is in the process of redesigning some of its products and offerings. The Company believes the division’s results will improve once the restructuring is implemented during the fourth quarter of this year.

DIVISIONAL RESULTS (Under Continuing Operations) (All numbers in thousands)

Second Quarter 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	8,608	42,702	24,402	(40)	75,672

Costs	7,390	36,929	23,892	(62)	68,149

Gross Result	1,218	5,773	510	22	7,523

Gross Margin	14.1%	13.5%	2.1%	55.0%	9.9%

SG & A (Estimate)	1,076	1,058	1,240	4,078	7,452

Operating Results	142	4,715	(730)	(4,056)	71

Operating Margin	1.6%	11.0%	(3.0%)	n.a	(0.1%)

* Second Quarter 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	6,025	34,347	22,021	(282)	62,111

Costs	5,158	29,089	18,793	(257)	52,783

Gross Result	867	5,258	3,228	(25)	9,328

Gross Margin	14.4%	15.3%	14.7%	(8.9%)	15.0%

SG & A (Estimate)	828	980	1,411	3,597	6,816

Operating Results	39	4,278	1,817	(3,622)	2,512

Operating Margin	0.6%	12.5%	8.3%	n.a.	4.0%

First Six Months 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	17,496	72,632	50,162	(73)	140,217

Costs	14,378	62,833	47,088	(89)	124,210

Gross Result	3,118	9,799	3,074	16	16,007

Gross Margin	17.8%	13.5%	6.1%	21.9%	11.4%

SG & A (Estimate)	2,112	2,001	2,486	8,170	14,769

Operating Results	1,006	7,798	588	(8,154)	1,238

Operating Margin	5.7%	10.7%	1.2%	n.a	0.9%

* First Six Months 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	11,392	62,819	44,107	(567)	117,751

Costs	9,671	53,348	38,387	(522)	100,884

Gross Result	1,721	9,471	5,720	(45)	16,867

Gross Margin	15.1%	15.1%	13.0%	(7.9%)	14.3%

SG & A (Estimate)	1,693	2,070	2,591	8,057	14,411

Operating Results	28	7,401	3,129	(8,102)	2,456

Operating Margin	0.2%	11.8%	7.1%	n.a.	2.1%

* Discontinued and restated operations

SALE OF TFM
On April 1, 2005, Grupo TMM completed the sale of its interest in Grupo TFM to Kansas City Southern. The consideration received by TMM totaled approximately $600 million. The Company has also concluded inter-company settlements, consummating the closing agreements.

DEBT REDUCTION
During the second quarter, $200 million in cash proceeds from the sale of the Company’s interest in Grupo TFM were used to pay down TMM’s securitization program, the GM Put Option, TMM’s Senior Secured Notes due 2007 on a pro rata basis, and related fees and expenses. The remaining outstanding Secured Notes due 2007 is approximately $465 million.

STATUS OF VALUE ADDED TAX (VAT) LAWSUIT AND MEXICAN GOVERNMENT PUT
TMM and Kansas City Southern (KCS) have jointly prepared a proposal for settlement of the pending VAT claim and the Put and have submitted the proposal to the Mexican government for review and acceptance. The proposal contemplates, in general terms, that Grupo TFM will exchange the 20 percent of shares of TFM subject to the Put option held by the Mexican Government (the “Put”) on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues. Once the VAT claim and Put have been settled, KCS will pay to TMM $110 million in a combination of cash and stock. As part of the closing of the TFM sale transaction, KCS has assumed all responsibilities associated with the Put obligation.

2004 ANNUAL REPORT
The Company plans to file its 2004 annual report in August.

TMM’s management will discuss earnings and provide a corporate update on Friday, July 29, 2005, at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-218-0530 (domestic) or 303-262-2190 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 29666. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through August 5 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11034628. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 29666.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Revenue from freight and services	75.672	62.111	140.217	117.751

Cost of freight and services	(66.831)	(51.293)	(121.527)	(97.868)

Depreciation of vessels and operating equipment	(1.318)	(1.490)	(2.683)	(3.016)

	7.523	9.328	16.007	16.867

Administrative expenses	(7.140)	(6.816)	(14.093)	(13.867)

Corporate reestructuring expenses	(0.312)		(0.676)	(0.544)

Operating income	0.071	2.512	1.238	2.456

Other (expenses)income - Net	(0.683)	3.701	(0.626)	3.597

Financial (expenses) income - Net	(13.040)	(14.736)	(36.366)	(29.171)

Exchange gain (loss) - Net	0.468	(0.296)	0.295	(0.060)

Net financial cost	(12.572)	(15.032)	(36.071)	(29.231)

Loss before taxes and profit sharing	(13.184)	(8.819)	(35.459)	(23.178)

Benefit (provision) for taxes and profit sharing	2.205	(5.636)	3.334	2.331

Loss before minority interest	(10.979)	(14.455)	(32.125)	(20.847)

Minority interest	(0.768)	(0.462)	(1.606)	(1.596)

Net loss before discontinuing operations	(11.747)	(14.917)	(33.731)	(22.443)

Income (Loss) from discontinuing operations		0.252	1.364	(1.362)

Income from disposal discontinuing business, net of income taxes			176.412

Net (loss) income for the period	(11.747)	(14.665)	144.045	(23.805)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
(Loss) income earnings per share (dollars / share)	(0.21)	(0.26)	2.53	(0.42)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
(Loss) income earnings per share (dollars / share)	(0.21)	(0.26)	2.53	(0.42)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	June 30,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents	50.949	53.148

Accounts receivable
Accounts receivable - Net	47.669	37.396

Other accounts receivable	104.718	62.539

Prepaid expenses and others current assets	10.076	8.095

Non current assets clasified as held for sale		2,080.529

Total current assets	213.412	2,241.707

Property, machinery and equipment - Net	80.063	79.218

Other assets	383.304	30.183

Deferred taxes	43.980	23.900

Total assets	720.759	2,375.008

Current liabilities:
Bank loans and current maturities of long term liabilities	26.320	26.545

Suppliers	28.221	24.495

Other accounts payable and accrued expenses	84.767	89.710

Liabilities directly associated with non-current assets classified as held for sale		1,054.556

Total current liabilities	139.308	1,195.306

Long–term liabilities:
Bank loans and other obligations	439.785	469.449

Other long–term liabilities	24.411	73.586

Total long–term liabilities	464.196	543.035

Total liabilities	603.504	1,738.341

Minority interest	22.570	686.026

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(8.716)	(152.760)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	94.685	(49.359)

Total liabilities and stockholders’ equity	720.759	2,375.008

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Cash flow from operation activities:
Net loss before discontinuing operations	(11.747)	(14.917)	(33.731)	(22.443)

Charges (credits) to income not affecting resources:
Depreciation & amortization	5.886	3.382	13.595	7.103

Minority Interest	(0.768)	(0.462)	(1.606)	(1.596)

Deferred income taxes	0.744	2.182	1.055	2.912

Other non-cash items	(24.039)	2.646	(18.177)	(4.645)

Total non-cash items	(18.177)	7.748	(5.133)	3.774

Changes in assets & liabilities	31.316	(2.851)	30.736	(5.077)

Total adjustments	13.139	4.897	25.603	(1.303)

Net cash provided (used in) by operating activities	1.392	(10.020)	(8.128)	(23.746)

Cash flow from investing activities:

Proceeds from sales of assets (net)	1.132	0.002	1.221	0.690

Payments for purchases of assets	(8.951)	(3.775)	(12.207)	(6.398)

Acquisition of share of subsidiaries	(34.059)		(34.059)

Proceeds from discontinued business (net)	183.712		191.804

Net cash provided (used in) by investment activities	141.834	(3.773)	146.759	(5.708)

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)	(0.150)	(0.300)	(0.300)

Principal payments under capital lease obligations		(0.023)	(0.025)	(0.045)

(Repurchase) sale of accounts receivable (net)	(69.974)	12.261	(74.972)	8.668

Repayment of long-term debt	(68.383)	(0.248)	(68.858)	(0.495)

Proceeds from issuance of long-term debt	1.589		3.325

Net cash (used in) provided by financing activities	(136.918)	11.840	(140.830)	7.828

Net increase (decrease) in cash	6.308	(1.953)	(2.199)	(21.626)

Cash at beginning of period	44.641	51.357	53.148	71.030

Cash at end of period	50.949	49.404	50.949	49.404

*Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second Quarter 2005

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.